January 10, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington D.C. 20549

Re: HudBay Minerals Inc. (“the Company”); File No. 001-34244

Further to the Company’s letters dated December 5 and December 20, 2013 and its other correspondence with staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Staff’s comment letter (the “Comment Letter”) dated November 20, 2013, the Company submits this letter in further response to the Comment Letter.

In Schedule “A” to the Company’s letter dated December 5, 2013, the Company provided Staff with an example of the disclosure it expected to include in its future filings when presenting the non-IFRS measure cash cost per pound of copper sold, to address comments raised by Staff in the Comment Letter.

In response to comments raised by Staff in subsequent correspondence, the Company agreed to provide Staff with a revised example of the disclosure it expected to include in its future filings when presenting the non-IFRS measure cash cost per pound of copper sold. A revised example of that disclosure is attached as Schedule “A” to this letter.

Item 1 in Schedule “A” to this letter provides an example of a description of the significance of the cash cost measures; Item 2 in Schedule “A” provides an example of the reconciliation of cash cost per pound of copper sold to IFRS; and Item 3 in Schedule “A” provides an example of the reconciliation of realized sales prices to revenues.

The Company confirms for Staff that, beginning with its Form 40-F for the year ended December 31, 2013, it will include this revised disclosure when presenting the non-IFRS measure cash cost per pound of copper sold.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ David Bryson
David Bryson
Senior Vice President and
Chief Financial Officer

cc.	Audit Committee, HudBay Minerals Inc.
Susan Bennett, Deloitte LLP

Schedule “A”

NON-IFRS FINANCIAL PERFORMANCE MEASURES (excerpt)

[Item 1]

Cash cost per pound of copper sold

Cash cost per pound of copper sold (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it is currently, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

a)             Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

b)             Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of our Company. The economics that support our decision to produce and sell copper would be different if our Company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents our calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three months and year ended December 31, 2012 and 2011.

[Item 2]

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2012	2011	2012	2011
By-product credits[1]
(C$ 000s)
Zinc	(62,688)	(52,874)	(222,570)	(170,091)
Gold	(36,070)	(53,080)	(131,770)	(149,321)
Silver	(6,311)	(7,455)	(20,979)	(26,349)
Other	(1,517)	(7,898)	(6,364)	(99,486)
Total by-product credits	(106,586)	(121,307)	(381,683)	(445,247)

By-product credits, per copper pound sold
(C$/pound)
Zinc	(2.66)	(1.31)	(2.32)	(1.35)
Gold	(1.53)	(1.31)	(1.38)	(1.18)
Silver	(0.27)	(0.18)	(0.22)	(0.21)
Other	(0.07)	(0.20)	(0.06)	(0.78)
Total by-product credits	(4.53)	(3.00)	(3.98)	(3.52)

(C$ 000s)
Cash cost, before by-product credits	154,946	143,189	484,545	502,779
By-product credits[1]	(106,586)	(121,307)	(381,683)	(445,247)
Cash cost, net of by-product credits	48,360	21,882	102,862	57,532

Divided by copper pounds sold	23,553	40,425	95,821	126,461
Cash cost, before by-product credits	$6.58	$3.54	$5.05	$3.97
By-product credits	(4.53)	(3.00)	(3.98)	(3.52)
Cash cost, net of by-product credits	$2.05	$0.54	$1.07	$0.45

Reconciliation to IFRS
(C$ 000s)
Cash cost, net of by-product credits	48,360	21,882	102,862	57,532
By-product credits[1]	106,586	121,307	381,683	445,247
Change in deferred revenues[1]	(29,322)	—	(29,322)	—
Treatment and refining charges[1]	(5,529)	(10,166)	(22,709)	(35,408)
Share based payments[2]	505	254	1,377	501
Adjustments related to zinc inventory write-downs (reversals)[2]	(2,290)	69	(5,420)	5,420
Demolition and rehabilitation[2]	555	1,550	684	3,329
Cost of sales — mine operating costs (excluding depreciation & impairment losses)	118,865	134,896	429,155	476,621

1         Included in Revenues.

2         Indirect costs included in cost of sales - mine operating costs.

[Item 3]

Realized sale prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as per the consolidated interim financial statements.

	Three months ended December 31, 2012					Three months ended December 31, 2011
($000s)	Revenue	Derivative mark-to market and other	Zinc sold to subsidiary	Payable metal sold in concentrate[2] (000s units)	Realized Price[3] (C$/unit)	Revenue	Derivative mark-to market and other	Zinc sold to subsidiary	Payable metal sold in concentrate[2] (000s units)	Realized Price[3] (C$/unit)
Copper	80,052	—	—	23,553	3.40	143,170	—	—	40,425	3.54
Zinc	62,688	554	—	66,992	0.94	52,874	(1,050)	5,296	59,500	0.96
Gold	36,070		—	27	1,331	53,080	—	—	31	1,690
Silver	6,311	23	—	292	21.66	7,455	—	—	248	30.11
Zinc oxide	—	—	—		—	6,806	—	(5,296)
Other	1,517	—	—		—	1,092	—	—
Total	186,638	577	—			264,477	(1,050)	—

	Year ended 2012					Year ended 2011
($000s)	Revenue[1]	Derivative mark-to market and other	Zinc sold to subsidiary	Payable metal sold in concentrate[2] (000s units)	Realized Price[3] (C$/unit)	Revenue[1]	Derivative mark-to market and other	Zinc sold to subsidiary	Payable metal sold in concentrate[2] (000s units)	Realized Price[3] (C$/unit)
Copper	343,691	—	—	95,821	3.59	480,978	—	—	126,461	3.80
Zinc	222,570	3,190	—	228,040	0.99	170,091	3,805	56,245	222,524	1.03
Gold	131,770		—	85	1,553	149,321	—	—	94	1,594
Silver	20,979	24	—	769	27.32	26,349	—	—	765	34.45
Zinc oxide	—	—	—			75,698	—	(56,245)
Other	6,364	—	—			23,788	—	—
Total	725,374	3,214	—			926,225	3,805	—	—	—

1         As reported in Note 7(a) of the consolidated interim financial statements.

2         As reported on page 6 of this MD&A; note that payable metal sold in concentrate for copper and zinc are expressed in pounds in this reconciliation.

3     As reported on page 27 of this MD&A.